UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries

Item 1

Payment of Annual Bonus to Five Highest Compensated Senior Officers in the Company and its Subsidiaries

Further to 'Item 6 – Directors, Senior Management and Employees – B. Compensation – the Annual Bonus Component' of the Company’s annual report on Form 20F, dated March 16, 2016, the Company wishes to announce that in their meetings of March 29, 2016, the Company's HR & Compensation Committee and the Board of Directors, approved the grant of an annual bonus for 2015 to the Company's officers, among those, the five highest compensated senior officers in the Company and its subsidiaries. Accordingly, attached herewith is a revised table and accompanying footnotes describing the updated compensation given in 2015 to the five highest compensated senior officers in the Company and its subsidiaries.

In addition, in their meeting of March 29, 2016, the Board members decided to reduce by 5% their annual cash compensation component for the year 2016, as such compensation component had been approved by the general meeting of shareholders on December 23, 2015 (Ref No. 2015-02-187740). Since the annual equity-based compensation component for the year 2016 has already been granted, the Board members also decided to reduce by 5% their annual equity-based compensation component for 2017, as it is expected to be proposed and approved at the general meeting of shareholders.

The aggregate compensation granted to all of the members of our senior management (GEC members, including the officers listed in the table below) was approximately $11.5 million for 2015. The following table and accompanying footnotes describe the compensations granted for 2015 to the five highest earning senior officers in the Company and its subsidiaries.

	Details of the Recipient			Payments for services
Name	Position	Scope of position	Holding in equity	Base Salary	Compensation(1)	Bonus(2)	Share- based payment		Total
					US$ thousands

Stefan Borgas(3)	ICL CEO	100%	*	1,000	1,647	899	1,263	(8)	3,809
Dan Chen(4)	EVP, ICL Global Corporate Relations	100%	*	361	579	285	641	(9)	1,505
Asher Grinbaum(5)	EVP, COO	100%	*	425	650	343	369	(10)	1,362
Nissim Adar(6)	President ICL Fertilizers	100%	*	361	572	336	369	(11)	1,277
Charles Weidhas(7)	President ICL Industrial Products	100%	*	361	670	246	369	(12)	1,285

 * Less than 1%

(1) The compensation component set out in the above table includes all of the following components: monthly salary, social benefits, customary social and related provisions, company car, relocation expenses, rent and reimbursement of telephone and newspaper expenses. The compensation is in accordance with the Company's Compensation Policy.

(2) In their meetings of March 29, 2016, the HR & Compensation Committee and the Board of Directors approved the grant of an annual bonus for 2015 to the Company's officers, and among those, to the five highest earning senior officers listed above, as further set forth below. It was decided, with the consent of our management and the HR & Compensation Committee and the Board of Directors, to reduce the aggregated bonus amount of the five highest earning senior officers of ICL by approximately NIS 1.6 million in total, representing an overall average reduction of approximately 16% in their annual bonuses. ICL's CEO, Mr. Stefan Borgas, has agreed to a reduction of 25% of his annual bonus while the rest of the 4 highest earners’ annual bonuses will be reduced by approximately 10%-15%.

(3) Mr. Stefan Borgas has served as our Chief Executive Officer since September 20, 2012. Mr. Borgas’ employment agreement is for an unlimited period and may be terminated by either party at any time. His monthly base salary, as of December 31, 2015, is approximately $83,333. Stefan Borgas’ base salary is paid in NIS at the representative exchange rate on the date of payment. In addition to his monthly base salary, Mr. Borgas is entitled to monthly participation for the cost of a residence. In addition, Mr. Borgas is entitled to coverage for the cost of airplane tickets for two annual vacations in Europe for himself and for his family, as well as participation in his medical insurance costs. With respect to severance, other than in cases where the right to compensation is revoked under Israeli law, Mr. Borgas is entitled to a notice period equivalent to 6 months’ salary if his resignation is at his request, and equivalent to 12 months’ salary if his resignation is initiated by the Company. In addition to the amounts provided regularly for pension and severance, additional severance compensation for Mr. Borgas will be calculated and paid on the basis of his last monthly base salary multiplied by the number of years he is employed by the Company.

(4) Mr. Dan (Dani) Chen serves as Executive Vice President, ICL Global Corporate Relations, since October 1, 2013; on November 4, 2015, Mr. Chen gave notice of his wish to retire from his position in 2016. The 1978 employment contract with Mr. Chen, as amended to date, states that Mr. Chen’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will be in force until it is ended by one of the parties giving prior written notification. Mr. Chen is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Chen’s monthly base salary as of December 31, 2015 is approximately NIS 117,056. Mr. Chen is entitled, in addition to the current provisions for pension funds and severance pay, to additional severance pay in the amount of his last salary multiplied by the number of years of his service as President of ICL Fertilizers. The value of the equity component in the table above includes the acceleration of unvested portions.

(5) Mr. Asher Grinbaum serves as Executive Vice President and Chief Operating Officer since 2008. The 1994 employment contract with Mr. Grinbaum, as amended to date, states that Mr. Grinbaum’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will remain in force until it is ended by one of the parties by means of providing prior written notification. Mr. Grinbaum is entitled to a notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Grinbaum’s monthly base salary as of December 31, 2015 was approximately NIS 137,774. Mr. Grinbaum is entitled, in addition to the current provisions for pension benefits and/or managers’ insurance, to additional severance pay equal to his last salary multiplied by the years of his service.

(6) Mr. Nissim Adar serves as President, ICL Fertilizers since October 1, 2013. The 2002 employment contract with Mr. Adar as amended to date, states that Mr. Adar’s base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. The employment contract is not limited in time and will be in force until it is ended by one of the parties giving prior written notification. Mr. Adar is entitled to a notice period of 6 months. According to the employment contract and the base salary updates, as decided by decisions of our Board of Directors from time to time, Mr. Adar’s monthly salary as of December 31, 2015 is approximately NIS 117,056. Mr. Adar is entitled, in addition to the current provisions for pension funds and severance pay, to additional severance pay equal to the amount of his last salary multiplied by the number of years of his service as CEO of ICL Industrial Products and as CEO of ICL Fertilizers.

(7) Mr. Charles Weidhas serves as President, ICL Industrial Products, as of October 1, 2013. Mr. Weidhas’ employment agreement is for an unlimited period and may be terminated by either party at any time by written notification. Mr. Weidhas is entitled to a notice period and adjustment period of 6 months each and is entitled to life insurance and health insurance for himself and his family. For a period of 5 years, Mr. Weidhas is entitled to reimbursement of his rent. Mr. Weidhas’ monthly base salary as of December 31, 2015 is approximately NIS 117,056. His employment agreement states that his base salary will be updated twice a year according to the rise in the CPI in the months that passed since the last update. Mr. Weidhas is also entitled to maintain the net amount in respect of all payments made to him as would be obtained in the United States (tax equalization). In addition to the amount provided regularly to the pension fund and severance pay, Mr. Weidhas is entitled to severance payment equal to his last salary multiplied by the number of years he serves as President of ICL Industrial Products.

(8) On November 26, 2012, an allotment of 1,190,000 non-negotiable options, for no consideration, was approved for Mr. Stefan Borgas under our 2012 Option Plan. On December 30, 2012, the options were assigned to a trustee in behalf of Mr. Borgas. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will vest in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Borgas, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on December 11, 2014 the General Meeting of Shareholders approved an allocation of 367,294 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 85,907 restricted shares, under our 2014 Equity Compensation Plan. On December 11, 2014 the options and restricted shares were allocated to a trustee in behalf of Mr. Borgas. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Borgas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors, respectively, approved, and on June 29, 2015 the General Meeting of

Shareholders approved, an allocation of 530,356 non-negotiable options for no consideration to Mr. Stefan Borgas, as well as 89,574 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in behalf of Mr. Borgas. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Borgas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(9) On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Dan Chen under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in behalf of Mr. Chen. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Chen, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Dan Chen, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 27, 2014 the options and restricted shares were allocated to a trustee in behalf of Mr. Chen. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Chen, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Dan Chen, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in behalf of Mr. Chen. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Chen, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(10) On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Asher Grinbaum under our 2012 Option Plan. On December 30, 2012 the options were allocated to a trustee in behalf of Mr. Grinbaum. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Grinbaum, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Human Resources & Compensation Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Asher Grinbaum, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 27, 2014 the options and restricted shares were allocated to a trustee in behalf of Mr. Grinbaum. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Grinbaum, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.43).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Asher Grinbaum, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in behalf of Mr. Grinbaum. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Grinbaum, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(11) On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration, for Mr. Nissim Adar under our 2012 Plan. On December 30, 2012, the options were assigned to a trustee in behalf of Mr. Adar. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership-The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Adar, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Compensation and Human Resources Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Nissim Adar, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 29, 2014 the options and restricted shares were allocated to a trustee in behalf of Mr. Adar. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Adar, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Nissim Adar, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in behalf of Mr. Adar. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Adar, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

(12) On November 26, 2012, an allotment of 380,000 non-negotiable options was approved, for no consideration for Mr. Weidhas under our 2012 Option Plan. On

December 30, 2012, the options were assigned to a trustee in behalf of Mr. Weidhas. The options are exercisable into our ordinary shares at an exercise price of NIS 46.6 (subject to adjustments) and will mature in three equal portions beginning on November 26, 2013, 2014 and 2015. The expiration date for the options vesting within the first and second portions is upon the lapse of 48 months from the date of allocation, and the expiration date for the options vesting within the third portion is upon the lapse of 60 months of the date of allocation. The weighted financial value of each option, on the date of approval, was NIS 11.9 for the first and second portions, and NIS 12.7 for the third portion. For additional information, see “E. Share Ownership -The 2012 Option Plan”. The amount appearing in the table reflects the aggregate expenditure recorded by us in 2015 with regard to the allocation of options to Mr. Weidhas, based on generally accepted accounting principles. The exercise price for converting the options into shares as of March 14, 2016, is NIS 40.49, this price is 139.6% higher than the share price on this date (meaning, these options are “out of the money”).

On August 4, 2014 and August 6, 2014 the Compensation and Human Resources Committee and the Board of Directors, respectively, approved an allocation of 95,129 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 22,250 restricted shares, under our 2014 Equity Compensation Plan. On September 29, 2014 the options and restricted shares were allocated to a trustee in behalf of Mr. Weidhas. The options are exercisable into Company shares at an exercise price of NIS 28.71 (subject to adjustments). The options and restricted shares will mature in three equal portions as follows: one third upon the lapse of 24 months after December 1, 2014 (the “Commencement Date”), one third upon the lapse of 36 months after the Commencement Date, and one third upon the lapse of 48 months after the Commencement Date. The expiration date for the options vesting within the first portion is upon the lapse of 48 months of the Commencement Date, the expiration date for the options vesting within the second portion is upon the lapse of 60 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 72 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 6.57. The fair value of the restricted shares, at the date of approval, was NIS 28.09 (see also “E. Share Ownership - The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Weidhas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 26.76 (about $6.88), the share price on that day was NIS 16.9 (about $4.34).

On May 10 and May 12, 2015, the Human Resources & Compensation Committee and the Board of Directors approved an allocation of 137,363 non-negotiable options for no consideration to Mr. Charles Weidhas, as well as 23,200 restricted shares, under our 2014 Equity Compensation Plan. On July 12, 2015, the options and restricted shares were allocated to a trustee in behalf of Mr. Weidhas. The options are exercisable into Company shares at an exercise price of NIS 27.76 (subject to adjustments). The options and restricted shares will vest in three equal portions as follows: one third upon the lapse of 12 months after July 12, 2015 (the “Commencement Date”), one third upon the lapse of 24 months after the Commencement Date, and one third upon the lapse of 36 months after the Commencement Date. The expiration date for the options vesting within the first and the second portion is upon the lapse of 36 months of the Commencement Date, and the expiration date for the options vesting within the third portion is upon the lapse of 48 months of the Commencement Date. The weighted financial value of each such option, at the date of approval, was NIS 4.55. The fair value of the restricted shares, at the date of approval, was NIS 26.94 (see also “E. Share Ownership-The 2014 Equity Compensation Plan”). The amount specified in the table reflects the aggregate expenditure recorded by us in 2015 with respect to the allocation of options and restricted shares to Mr. Weidhas, based on generally accepted accounting principles. The vesting price for converting the options into shares as of March 14, 2016 is NIS 27.07 (about $6.96), the share price on that day was NIS 16.9 (about $4.34).

The Annual Bonus Component

In December 2012, Amendment 20 to the Companies Law entered into effect, whereby public companies in Israel, such as ICL were required to set a compensation policy for their directors and officers. At the same time, we decided to formulate a comprehensive compensation plan (the “Global Compensation Policy”) for our directors and officers and our subsidiaries’ directors and officers, in and outside Israel, to create an orderly system of principles and rules for provision of compensation and incentives to directors and officers. In the view of our management, the Global Compensation Plan is an important tool for administering our senior management personnel resources, which drive our growth. The target of the plan is to recruit, retain and promote experienced and leading managers, in and outside Israel, and to grant them incentives by means of an incentive package that creates a proper balance between fixed and variable compensation components.

The bonus component is determined according to the annual cash bonus formula set forth in the Compensation Policy and in accordance with the bonus plan approved for Mr. Stefan Borgas by the Human Resources & Compensation Committee and the Board of Directors in July 2013 and by the General Meeting of Shareholders in August 2013, as amended by approval of the General Meeting of Shareholders in December 2014, and to the other officers, as approved by the Compensation and Human Resources Committee and the Board of Directors in August 2014. For details respecting our Compensation Policy and amendments to that policy, see “Item 7. Major Shareholders and Related (and Interested) Party Transactions—B. Related (and Interested) Party Transactions—Approval of Related Party Transactions.”

According to the Global Compensation Policy, as approved by ICL’s extraordinary general meeting of shareholders on August 26, 2013, payment of bonuses with respect to the measurable categories in a given year, will be granted only if the net profit of ICL for that year (after adjustments) is equal to at least 60% of the average net profit of ICL for the preceding 3 years (the "Threshold Amount"). On March 14, 2016 and March 15, 2016, the HR & Compensation Committee and the Board of Directors, respectively, pursuant to the Section 7.1 of our Global Compensation Policy, approved an adjustment to the Company’s net profit in 2015 for one-time items, for the purpose of calculating the Threshold Amount (the “Threshold Condition”). Accordingly, for purposes of the calculating the Threshold Amount, the net profit amount was adjusted by the adjustments set forth in 'Item 3. Key Information – A. Selected Financial Data – table of total adjusted operating income and total adjusted net income' of our annual report on Form 20F, dated March 16, 2016 (the adjusted net profit for 2015 was $699 million), after tax, as well as by deducting the income from a change in the fair value of energy hedging transactions as a result of accounting principles in an amount of $29 million. The 2015 Threshold amount was $571 million, the 2015 reported net profit amount was $509 million and the net profit amount for purposes of the Threshold Condition was adjusted by the HR & Compensation and the Board of Directors by approximately $161 million. Following review of the adjusted net profit, the HR & Compensation Committee and the Board of Directors have determined that the Threshold Condition was met.

It should be noted that, according to the resolution of the HR & Compensation Committee and the Board of Directors, the said adjustment of the net profit was made solely for the purposes of calculating the Threshold Condition. It is emphasized, however, that for purposes of calculating the payment of the annual bonus, to be actually granted to the ICL officers, no adjustment was made to ICL's net and operating profit and our net and operating profit in accordance with IFRS was used to measure the amount of the bonus. The bonus amount was calculated and will be paid on the basis of the reported net profit for shareholders, which was $509 million in 2015, and all in accordance with the formula provided in the Global Compensation Policy. It was decided, with the consent of our management and the HR & Compensation Committee and the Board of Directors, to reduce the aggregated bonus amount of the five highest earning senior officers of ICL by approximately NIS 1.6 million in total, representing an overall average reduction of approximately 16% in their annual bonuses. ICL's CEO, Mr. Stefan Borgas, has agreed to a reduction of 25% of his annual bonus while the rest of the 4 highest earners’ annual bonuses will be reduced by approximately 10%-15% (the “Bonus Reduction”).

The bonus to officers was calculated as follows:

Mr. Stefan Borgas – the formula of the bonus to Mr. Borgas and the weights of categories therein is as specified in the Compensation Policy (as amended), whereby the weights of the various categories are as follows: Financial Indicators Category – 55%, KPIs – 25%, Managerial Capabilities Evaluation – 10% and Manager Discretion – 10%. In the Company financial indicators category, which include the Company’s compliance with the operational profit target and the net profit target (the “Financial Indicators”), the Company’s results were 37% lower than the target pursuant to the Compensation Policy (average net profit and operational profit compared to the average of these parameters in the last three years). In the category of personal specific performance indicators (“KPIs”), which included strategic indicators, growth indicators, savings and efficiency, innovation and manager discretion, Mr. Borgas met with all his targets exceptionally well. Furthermore, performance was measured in the qualitative category of managerial capabilities evaluation (“Managerial Capabilities Evaluation”) as provided in the Compensation Policy. Mr. Borgas' 2015 annual bonus payout amount represents the payout amount following the Bonus Reduction.

Mr. Dan Chen – the formula of the bonus to Mr. Chen is as specified in the Compensation Policy (as amended), while the weights of the various categories are as follows: Financial Indicators Category – 55%, KPIs – 25%, Managerial Capabilities Evaluation – 10% and Manager Discretion – 10%. In the Financial Indicators category the Company’s results were 37% lower than the target pursuant to the Compensation Policy (average in the last three years). In the KPIs category, which included improvement of the Company's image and support of processes and targets indicators, Mr. Chen met his targets. Furthermore, performance was measured in the Managerial Capabilities Evaluation category as provided in the Compensation Policy. Mr. Chen's 2015 annual bonus payout amount represents the payout amount following the Bonus Reduction.

Mr. Asher Grinbaum – the formula of the bonus to Mr. Grinbaum is as specified in the Compensation Policy (as amended), while the weights of the various categories are as follows: Financial Indicators Category – 55%, KPIs – 25%, Managerial Capabilities Evaluation – 10% and Manager Discretion – 10%. In the Financial Indicators category the

Company’s results were 37% lower than the target pursuant to the Compensation Policy (average in the last three years). In the KPIs category, which included safety and ecology, innovation and efficiency indicators, Mr. Grinbaum met well his targets. Furthermore, performance was measured in the Managerial Capabilities Evaluation category as provided in the Compensation Policy. Mr. Grinbaum's 2015 annual bonus payout amount represents the payout amount following the Bonus Reduction.

Mr. Nissim Adar – the formula of the bonus to Mr. Adar is as specified in the Compensation Policy (as amended), while the weights of the various categories are as follows: ICL Financial Indicators Category – 25%, Segment Financial Indicators Category – 30%, KPIs – 25%, Managerial Capabilities Evaluation – 10% and Manager Discretion – 10%. In the Financial Indicators category the Company’s results were 37% lower than the target pursuant to the Compensation Policy (average in the last three years). In the Segment Financial Indicators category the results of the Fertilizers segment were 19% lower than the target as provided in the Compensation Policy (average operational profit in the last three years). In the KPIs category, which included growth, savings and efficiency, innovation, safety and ecology and HR, Mr. Adar met his targets. Furthermore, performance was measured in the Managerial Capabilities Evaluation category as provided in the Compensation Policy. Mr. Adar's 2015 annual bonus payout amount represents the payout amount following the Bonus Reduction.

Mr. Charles Weidhas – the formula of the bonus to Mr. Weidhas is as specified in the Compensation Policy (as amended), while the weights of the various categories are as follows: ICL Financial Indicators category – 25%, Segment Financial Indicators category – 30%, KPIs – 25%, Managerial Capabilities Evaluation – 10%, and Manager Discretion – 10%. In the Financial Indicators category the Company’s results were 37% lower than the target pursuant to the Compensation Policy (average in the last three years). In the Segment Financial Indicators category, the results of the Industrial Products segment were 16% lower than the target as provided in the Compensation Policy (average operational profit in the last three years). In the KPIs category, which included operational indicators, innovation and efficiency indicators, Mr. Weidhas met his targets. Furthermore, performance was measured in the Managerial Capabilities Evaluation category as provided in the Compensation Policy. Mr. Charles Weidhas' 2015 annual bonus payout amount represents the payout amount following: (a) a grant of a special bonus in an amount of approximately $69 thousands granted to Mr. Charles Weidhas in accordance with section 7a. of the Company's Compensation Policy, after the HR & Compensation Committee and the Board have determined that Mr. Weidhas is entitled to receive such special bonus in light of his considerable efforts and special achievements accomplished by leading a cost efficiency comprehensive program in ICL Industrial Products globally, including managing the segment during the long and challenging employee strike, and (b) the Bonus Reduction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 31, 2016